                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*


                                  Verio Inc.
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                               (Name of Issuer)

                   Common Stock, $0.001 par value per share
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                        (Title of Class of Securities)

                                  923433 10 6
            -------------------------------------------------------
                                (CUSIP Number)

                            Dennis V. Osimitz, Esq.
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                                (312) 853-7000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 7, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

-------------------------------------

CUSIP No.       923433 10 6
          -----------------
-------------------------------------
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NTT Rocky, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*
     00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                   7    SOLE VOTING POWER

                        0
                   -------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
  SHARES
 BENEFICIALLY           9,053,754 shares/1/
  OWNED BY         -------------------------------------------------------------
  EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                0
  WITH             -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        9,053,754 shares/1/
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,053,754 shares/1/
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%
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14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
___________________

/1/ Includes options to purchase 66,000 shares of Common Stock issued to NTT Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                               SCHEDULE 13D

-------------------------------------

CUSIP No.     923433 10 6
          -----------------
-------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nippon Telegraph and Telephone Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
                -------------------------------------------------------------
  NUMBER OF     8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,053,754 shares/1/
  OWNED BY      -------------------------------------------------------------
    EACH        9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH        -------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                     9,053,754 shares/1/
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,053,754 shares/1/
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
___________________

1 Includes options to purchase 66,000 shares of Common Stock issued to NTT Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

          This Amendment No. 1 amends the Schedule 13D filed by Nippon Telegraph and Telephone Corporation ("NTT") with the Securities and Exchange Commission on May 22, 1998. On May 7, 2000, NTT Communications Corporation, a wholly owned subsidiary of NTT ("NTT Communications"), announced the execution of an Agreement and Plan of Merger, dated as of May 7, 2000 (the "Merger Agreement"), among NTT Communications, Chaser Acquisition, Inc., an indirect wholly owned subsidiary of NTT ("Purchaser"), and Verio, Inc., a Delaware corporation (the "Company"). Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the "Offer") to acquire all of the shares of Common Stock, $.001 par value ("Common Stock"), of the Company for $60.00 per share and all of the shares of Series A 6.75% Convertible Preferred Stock, liquidation value $50.00 per share ("Preferred Stock", and together with the Common Stock, the "Shares"), of the Company for $62.136 per share, plus, if the purchase of shares of Preferred Stock pursuant to the Offer occurs after July 31, 2000, all accumulated and unpaid dividends on such share of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer. The consummation of the Offer will be followed by a merger of Purchaser into the Company, with the Company surviving the merger, in which any remaining shares of Common Stock will be exchanged for cash at the same per share price paid in the Offer and each share of Preferred Stock will be exchanged for cash in an amount equal to $62.136 per share, or such higher amount as shall be paid in the Offer, plus, if the effective time of the merger is after July 31, 2000, all accumulated and unpaid dividends on such share of Preferred Stock from August 1, 2000 to and including the effective time of the merger. If all outstanding shares of Common Stock and Preferred Stock are purchased pursuant to the Offer or the merger, the total cost to NTT of the acquisition of the shares of the Company will be approximately $4.7 billion. In the merger all vested options will be converted into the right to receive the difference between the price paid for shares of Common Stock in the merger and the applicable exercise price. There are options to purchase approximately 17,221,329 shares of Common Stock currently outstanding. The Offer will be conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer such number of shares of Common Stock that, together with the shares of Common Stock then owned by NTT or any of its subsidiaries, would constitute a majority of the shares of Common Stock that in the aggregate are outstanding determined on a fully diluted basis (assuming the exercise of all options to purchase shares of Common Stock, and the conversion or exchange of all securities convertible or exchangeable into Common Stock, outstanding at the expiration date of the Offer), as well as the expiration of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Exon-Florio Amendment to the Defense Production Act of 1950.

          NTT currently expects to obtain funds to consummate the Offer and the Merger from working capital, borrowings from lenders on a secured or unsecured basis and from other sources that may be available to NTT, or some combination of the foregoing. The Offer is not conditioned on obtaining financing. The foregoing is qualified in its entirely by reference to the copy of the Merger Agreement which is filed herewith and incorporated herein by reference.



Item 7.     Material to be Filed as Exhibits

1. Agreement and Plan of Merger, dated as of May 7, 2000 among Verio, Inc., NTT Communications Corporation and Chaser Acquisition, Inc.
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                                  Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.



                                  NTT ROCKY, INC.


                                      By: /s/  Keisuke Nakasaki
                                          ---------------------
                                      Name: Keisuke Nakasaki
                                      Title: President


                                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION


                                      By: /s/ Kanji Koide
                                          ------------------------
                                      Name: Kanji Koide
                                      Title: Senior Vice President

Dated:  May 10, 2000
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                                 EXHIBIT INDEX

Exhibit No.
------------

1. Agreement and Plan of Merger dated as of May 7, 2000 among Verio, Inc., NTT Communications Corporation and Chaser Acquisition, Inc.